EXHIBIT 20
                                                       ----------

                                            FOR IMMEDIATE RELEASE






                                   Contact:  Roger W. W. Baker
                                             (203) 698-5148

                                             Daniel A. Conforti
                                             (203) 698-5132


          AMERICAN BRANDS ANNOUNCES COMPLETION OF SALE
                        OF FRANKLIN LIFE


Old Greenwich, CT, January 31 -- American Brands, Inc. announced that the sale of its Franklin Life Insurance business to American General Corporation for $1.17 billion in cash was completed today.
     In previously announced actions, the Board authorized the purchase of up to 10 million shares of the Company's Common stock subject to today's closing as well as up to an additional 10 million shares in connection with the December 22 sale of The American Tobacco Company. Such purchases may be effected in the open market and in privately negotiated transactions from time to time subject to market conditions.
     American Brands Chairman and Chief Executive Officer Thomas
C. Hays commented: "With today's closing and last month's sale of The American Tobacco Company, the 'new' American Brands is a focused consumer products company with powerhouse brands and leading market positions. Our prospects are excellent. We expect more than 13% growth in 1995 earnings per share; this is based on 1994 primary E.P.S. of $2.37 from continuing operations treating American Tobacco as if it were a discontinued operation and excluding a $1.32 net gain on disposal of businesses. We are strongly focused on further enhancing value for our shareholders.
     "Altogether, the 20 million share purchase authority associated with the dispositions amounts to approximately 10% of the shares outstanding at the end of 1994. Last week, we indicated that we had already purchased nearly 3 million shares, and we intend to continue to be active in the marketplace. We also intend, over time, to further enhance the competitiveness and growth prospects of American Brands through internal growth augmented by acquisitions. Our acquisition focus will be on building on the equity of our strong brands and market presence in hardware and home improvement products, office products, golf and leisure products, and distilled spirits.
     "On this occasion, we note with much appreciation the significant contributions of Howard Humphrey, the Chairman of the Board, President and Chief Executive Officer of Franklin, and his Franklin associates over the years. In connection with the sale, Howard resigned today as a member of the American Brands Board, a position he has held with distinction since 1987, and as our Vice President - Life Insurance. We wish Howard and the entire Franklin team continued success in their new association with American General."
                *       *       *       *       *
     American Brands is a focused consumer products company with powerhouse brands and leading market positions in international tobacco, distilled spirits, hardware and home improvement products, office products and golf and leisure products.
     The international tobacco business, Gallaher Tobacco, is the number 1 tobacco company in the U.K. and has an expanding presence on the European continent. Gallaher's major brands include Benson and Hedges, Silk Cut and Berkeley.
     In distilled spirits, leading brands include Jim Beam and Old Grand-Dad bourbons, DeKuyper and Leroux cordials and liqueurs, Windsor and Lord Calvert Canadian whiskies, Kessler American Blended Whiskey, Gilbey's gin and vodka, Kamchatka, Wolfschmidt and Vladivar vodkas and Ronrico rum along with The Dalmore, The Claymore and Whyte & Mackay Special Reserve Scotch whiskies. The MasterBrand Industries hardware and home improvement business includes Moen, Master Lock, Aristokraft and Waterloo. ACCO World office product brands include Swingline, Wilson Jones, Day-Timers, Rexel and Twinlock. Golf and leisure brands include Titleist, Pinnacle and Foot-Joy and DryJoys golf products.
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1/31/95